UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of                      November 18, 2004.

Commission File Number       33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

18 November 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited 2008 Capital Notes

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited, in relation to an interest payment to holders of the 2008 Capital Notes.

The 2008 Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27 June 2003.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

18 November 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited 2008 Capital Notes

Please find attached the Appendix 7 pursuant to Listing Rule 7.12.2 in relation to the next interest payment to be made to holders of the 2008 Capital Notes.

The 2008 Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27 June 2003.

Yours faithfully

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

APPENDIX 7 — NZX CONDUCT RULES	TO FAX ++64-4-473-1470
Notice of event affecting securities	Number of pages including this one
New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.	(Please provide any other relevant
For change to allotment, Listing Rule 7.12.1, a separate advice is required.	details on additional pages)	1

Full name
of Issuer	GOODMAN FINANCE LIMITED

Name of officer authorised to		Authority for event,	The Capital Notes Trust Deed
make this notice	HELEN GOLDING	e.g. Directors’ resolution	dated 30 April 2003

Contact phone		Contact fax
number	(612) 9259 1371	number	(612) 9247 3272	Date	18/11/2004

Nature of event	Bonus	If ticked,					Rights Issue
Tick as appropriate	Issue ☐	state whether:	Taxable ☐	/ Non Taxable ☐	Conversion ☐	Interest ☑	Renouncable ☐

Rights Issue	Capital			If ticked, state		Full
non-renouncable ☐	change ☐	Call ☐	Dividend ☐	whether:	Interim ☐	Year ☐	Special ☐

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the	2008 CAPITAL NOTES GFL010	ISIN	NZGFLD 0001S0
class of securities			If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the	N/A	ISIN	N/A
class of securities			If unknown, contact NZX

Number of Securities to	N/A	Minimum	N/A	Ratio, e.g
be issued following event		Entitlement		1 for 2	for

Conversion, Maturity, Call	N/A		Treatment of Fractions	N/A
Payable or Exercise Date	Enter N/A if not	Tick if
	applicable	pari passu ☐ OR	provide an
			explanation	N/A
of the
ranking

Strike price per security for any issue in lieu or date
Strike Price available.		N/A

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

	In dollars and cents	Source of
Amount per security	9.75% INTEREST RATE	Payment	N/A

Currency	NZD	Supplementary	Amount per security	$ N/A
		dividend	in dollars and cents
Total monies	4,233,547.50	details -
		Listing Rule 7.12.7	Date Payable	N/A

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus	N/A	Resident	N/A	Credits	$ N/A
issue state strike price		Withholding Tax		(Give details)

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm		Application Date
For calculation of entitlements -		Also, Call Payable, Dividend /
must be the last business day of		Interest Payable, Exercise Date,	15/12/2004 — interest payable
a week	Friday, 3 December 2004	Conversion Date. In the case
of applications this must be the
last business day of the week.
Notice Date		Allotment Date
Entitlement letters, call notices,		For the issue of new securities.
conversion notices mailed		Must be within 5 business days
	N/A	of record date.	N/A

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED (Registrant)
Date November 18, 2004	By:	/s/ HELEN GOLDING
(Signature) *
HELEN GOLDING Company Secretary

* Print the name and title under the signature of the signing officer